EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT of 1934

A-Mark Precious Metals, Inc. (“A-Mark” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Common Stock, par value $0.01 per share (“Common Stock”).

The following description of the Common Stock is a summary that is not complete and is qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) and the Company’s Amended and Restated Bylaws (“Bylaws”).

Authorized Capitalization

The Company’s Certificate of Incorporation provide that it may issue up to 40,000,000 shares of Common Stock.

Voting Rights

The holders of shares of Common Stock are entitled to one vote for each share so held with respect to each matter voted on by the Company’s stockholders. There is no cumulative voting.

Dividends

Dividends may be paid on the Common Stock as and when declared by the Company’s Board of Directors.

Liquidation Rights

Upon the dissolution or liquidation or the sale of all or substantially all of the Company’s assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of the Common Stock will be entitled to receive, pro rata, all remaining assets available for distribution.

Other Rights

Holders of the Common Stock do not have conversion, redemption or preemptive rights to subscribe to any of the Company’s securities. The rights, preferences and privileges of holders of the Common Stock are subject to the rights of the holders of any shares of the Company’s preferred stock which it may issue in the future.

Transfer Agent

The transfer agent for the Common Stock is Computershare.

Listing

The Common Stock is listed on the NASDAQ Global Select Market under the symbol "AMRK."

Certain Other Provisions of the Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and Bylaws contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control or that may have the effect of delaying, deferring or preventing a change in control of the Company:

•
Our Board of Directors may adopt, amend or repeal the Bylaws without stockholder approval, except for provisions adopted by stockholders that specifically provide that such provision is not subject to amendment or repeal by the directors;
•
Vacancies on our Board of Directors (including any vacancy due to an increase in the size of our Board of Directors) may be filled by a majority of remaining directors, although less than a quorum;
•
Our Bylaws establish an advance notice procedure and proxy access procedures for stockholders to submit proposed nominations of persons for election to our Board of Directors or other proposals at our annual meeting of stockholders;
•
Our Bylaws limit the ability to call special meetings of stockholders to our Board of Directors, and our Certificate of Incorporation precludes actions by stockholders by written consent; and
•
Our Board of Directors is authorized to issue up to 10 million shares of preferred stock without stockholder approval. Such preferred stock could have rights senior to those of the common stock, impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions and set forth rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings.